EXHIBIT 12.01

                   RATIO OF EARNINGS TO FIXED CHARGES

                          (amounts in thousands)


                                     Year Ended December 31
                            1990     1991     1992     1993     1994

Pre-Tax Income from
 Continuing Operations    $31,675  $31,230  $32,144  $31,911  $34,200

Fixed Charges:
  Interest Expense          4,951    7,922    8,860    8,699   10,207
  Amortization of
   Debt Expense                69       79      105      118      132
  Imputed Interest from
   Capitalized Lease        2,851      761        -        -        -

                            7,871    8,762    8,965    8,817   10,339

Total Earnings
 Plus Fixed Charges       $39,546  $39,992  $41,109  $40,728  $44,539

Total Fixed Charges       $ 7,871  $ 8,762  $ 8,965  $ 8,817  $10,339

Ratio of Earnings To
 Fixed Charges                5.0      4.6      4.6      4.6      4.3